SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Nortek, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

656559309
(CUSIP Number)

Gates Capital Management, Inc.

1177 Avenue of the Americas, 46th Floor

New York, New York 10036

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656559309	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 656559309	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 656559309	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 656559309	SCHEDULE 13D/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON JEFFREY L. GATES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 656559309	SCHEDULE 13D/A	Page 6 of 7 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed on July 7, 2016 (the “Original 13D,” together with this Amendment No. 1, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share, (the “Common Stock”), of Nortek Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 50 Kennedy Plaza, Providence, Rhode Island 02903- 2360. This Amendment No. 1 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4 and 5 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the terms of the Tender and Support Agreement previously disclosed, the Gates Capital Funds tendered all of their shares of Common Stock in connection with the merger and acquisition of the Issuer.

On August 31, 2016, all shares of Common Stock validly tendered and not withdrawn were accepted for payment, including those shares tendered by the Gates Capital Funds, and on September 1, 2016, payment in consideration for the validly tendered Common Stock was made to the Reporting Persons by Nevada Corp. a Delaware corporation and wholly owned subsidiary of Melrose Industries PLC, a public limited company incorporated under the laws of the United Kingdom. As a result, the Reporting Persons no longer beneficially own any Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) As described in Item 4 above, the Reporting Persons ceased to beneficially own any Common Stock.

(c) Except as described in Item 4 above, the Reporting Persons have not effected any transactions in shares of Common Stock within the past 60 days.

(d) Not applicable.

(e) September 1, 2016.

CUSIP No. 656559309	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 7, 2016

Gates Capital Management, L.P.
By: Gates Capital Management GP, LLC, its general partner
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management GP, LLC
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management, Inc.

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates